Exhibit 99.1

Advantage Announces 2015 Year-End Reserves

Glacier Montney Development Drives Strong Efficiencies with
$0.77 per Mcfe Finding & Development Cost,
390% Reserve Replacement and 3.3x Recycle Ratio

(TSX: AAV, NYSE: AAV)

CALGARY, Feb. 16, 2016 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to report that the Corporation's continued focus on improving well performance, capital efficiencies and lowering cash costs have resulted in highly efficient 2015 reserve additions from its Glacier Montney development program. Positive technical revisions resulting from improved production performance contributed significantly to reserve additions and reinforces the quality of our Montney reservoir at Glacier. As we continue to advance our growth plans toward our annual average production target of 200 mmcfe/d in 2016 and 235 mmcfe/d in 2017, we believe this lower commodity price environment will persist and Advantage's focus on enhancing financial strength and operational excellence will be critical to capitalizing on lower costs and opportunities to grow long term value.

Advantage's 2015 Proved plus Probable ("2P") Finding and Development cost of $0.77/mcfe including the change in future development capital ("FDC") confirms eight consecutive years of highly efficient Montney reserve additions.  The Corporation's three year average 2P F&D cost is $1.10/mcfe ($6.63/boe) including the change in FDC.  The 2015 Proved ("1P") F&D cost is $0.87/mcfe ($5.22/boe) and the Proved Developed Producing ("PDP") F&D cost is $2.21/mcfe ($13.29/boe) including the change in FDC.  These reserve addition costs were achieved with 45% ($75 million) invested in facilities expansions out of a total capital expenditure amount of $165 million in 2015.  This included $65 million to increase processing capacity to 250 mmcf/d at Advantage's 100% owned Glacier gas plant to accommodate growth through 2017 and $10 million for sales pipelines.

The Corporation's 1P gross working interest reserves increased 11% to 1.28 Tcfe (213.2 million boe) and 2P gross working interest reserves increased 8% to 1.95 Tcfe (325.3 million boe) replacing 390% of 2015 production.  Technical revisions resulting from improved well performance accounted for 27% and 53% of the 2P and 1P reserves additions, respectively.  The 2015 2P reserves include 297 undeveloped Glacier Montney locations of which only 18 new locations were added in 2015. Management estimates approximately 1,000 total Montney locations remains undrilled at Glacier. (Reserve replacement is calculated by dividing 2P reserves net volume additions by the current annual production expressed as a percentage).

PDP reserves increased 8% to 302 Bcfe. Advantage's improved well performance resulted in significantly less wells placed on-production than anticipated to support an increase in production from 130 mmcfe/d to 180 mmcfe/d in 2015. As a result, only 13 new wells in 2015 were assigned PDP reserves with an additional 10 wells remaining in the proved non-producing category and 14 wells rig released in 2015 which remained standing.  These wells will be converted to PDP as they are placed on-production through 2016.

Advantage's 2015 2P recycle ratio of 3.3x and three year average 2P recycle ratio of 2.8x highlights the ongoing profitability of its Montney development program and the Corporation's success in achieving improved operational and cost efficiencies that have substantially offset the significant decline in natural gas prices since 2008.  The Corporation's 2015 1P recycle ratio is 2.9x and the PDP recycle ratio is 1.1x.  The recycle ratio is  based on Advantage's fourth quarter 2015 operating netback of $2.53/mmcfe ($15.18/boe).

2P Reserves per share increased 8% reflecting Advantage's ongoing success and growth.   Since 2008, Advantage's Glacier Montney development program resulted in an average annual 2P reserves growth of 75% per share (reserves per share calculated as 2P reserves divided by the number of shares issued and outstanding at year-end which was 170.8 million shares at December 31, 2015).

Continuing Glacier outperformance lowers capital expenditure requirements by $215 million from initial estimates of $700 million to $485 million to execute Advantage's 2015 through 2017 development plan.   The cumulative efficiencies achieved to date have allowed the Corporation to maintain its growth plans and preserve a strong balance sheet despite lower natural gas prices. This is reflected in our 2016 Budget which is targeted to deliver 39% production per share growth with an estimated year-end total debt to 2016 annual funds from operations of 1.6x at an average AECO natural gas price of Cdn $2.50/mcf (refer to Advantage's "2016 Guidance and Development Plan Update" press release dated December 16, 2015).

Notable 2015 Reserve Changes and Analysis

Sproule Associates Ltd. ("Sproule") was engaged as an independent qualified reserve evaluator to evaluate Advantage's year-end reserves as of December 31, 2015 ("Sproule 2015 reserve report") in accordance with National Instrument 51-101 ("NI 51-101") and the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook").  Reserves are stated on a gross (before royalties) working interest basis unless otherwise indicated.  Additional details are provided in the attached tables beginning on page 5 of this release and additional reserve information as required under NI 51-101 will be included in our Annual Information Form which will be filed on SEDAR on or before March 30, 2016.

All references to year end 2015 financial and operating data in this release are estimates and are unaudited.  Advantage is targeting to report on its audited 2015 financial and operating results after markets on March 3, 2016.

•	Sproule's 2015 reserve report demonstrates the continued and efficient conversion of identified conventional natural gas and natural gas liquids resources into 2P reserves. The reserves by category and changes compared to 2014 are indicated below:
Reserve Category	Conventional Natural Gas Tcf	NGLs Million bbls	Total Gas Equivalent Tcfe	% Change from 2014
PDP	0.29	2.49	0.30	8%
1P	1.21	12.10	1.28	11%
2P	1.83	20.12	1.95	8%

•	The recycle ratio associated with our 2P F&D cost based on Advantage's Q4 2015 estimated operating netback is indicated in the following table:
		Q4 2015 ($/mcfe)
	Revenue (1)	$2.98
	Royalties	$0.10
	Operating cost	$0.35
	Operating netback	$2.53

	2P Recycle Ratio for 2015 (2)	3.3x
	2P Recycle Ratio average for last 3 years (2)	2.8x

(1)	Q4 2015 revenue includes adjustments for transportation costs, heat value and hedging gains of $0.61/mcfe
(2)	The recycle ratio for 2015 represents the Q4 operating netback per mcfe divided by the 2P F&D cost per mcfe including the change in FDC. The 3-year recycle ratio utilizes the average operating netback per mcfe over the last 3 years divided by the 3-year average 2P F&D cost per mcfe including the change in FDC.

•	The total number of 2P future well locations booked and the 2P estimated ultimate recoverable ("EUR") conventional natural gas volumes per well assigned by Sproule in their 2015 reserve report are illustrated in the following table:
	Sproule # of Gross Horizontal Wells Booked		Sproule Average EUR/well (bcf raw /well)
	Developed	Undeveloped	Undeveloped
Upper	100	148	5.5
Middle	19	66	4.6
Lower	34	83	5.9
Total	153	297

•	The 2015 reserve report average 2P recovery per well increased for Upper Montney undeveloped locations from 5.3 bcf/well to 5.5 bcf/well. The average 2P recovery per well increased for Middle Montney undeveloped locations from 4.1 bcf/well to 4.6 bcf/well reflective of higher initial production rates and lower declines resulting from wells completed with slick water fracs in 2013. The average recovery per well for the Lower Montney remained unchanged at 5.9 bcf/well as there were only 2 new Lower Montney wells brought on-production with insufficient production history in 2015 for Sproule to change their estimates.
•	Advantage's Management estimates over 1,000 locations remain undrilled at Glacier based on the five Montney development layers within our 300 meter thick Montney reservoir. A total of 297 undeveloped 2P locations are booked in Sproule's 2015 reserve report.
•	Advantage's 1P reserve life index is 22 years and its 2P reserve life index is 34 years based on the Corporation's average fourth quarter 2015 production rate of approximately 155 mmcfe/d. (Reserve life index is calculated by dividing the total volume of 1P or 2P reserves by the fourth quarter production rate and expressed in years).
•	The 2P Reserve Net Present Value determined by Sproule is approximately $2.0 billion as at December 31, 2015 (10% discount factor on a pre-tax basis).

Operational Update

During the fourth quarter of 2015 production increased 16% over the same period in 2014 to 155 mmcfe/d.  Advantage experienced 40 days of TransCanada Pipelines Limited ("TCPL") firm service restrictions with no interruptible service ("IT") available in the Glacier area. The amount of TCPL restrictions in the fourth quarter of 2015 were slightly more than anticipated.

TCPL pipeline capacity in northwest Alberta is currently increasing after continued firm service restrictions occurred in January and February 2016 in the Glacier area. Advantage anticipates the availability of IT service will increase during the remainder of the first quarter of 2016 which should allow throughput capacity testing of our expanded Glacier gas plant.

Advantage's Upper, Middle and Lower Montney wells are continuing to demonstrate strong production performance and less wells have been required to maintain production than expected. Advantage's current standing well inventory consisted of 37 total standing wells of which 23 are completed and 14 remain uncompleted providing more than sufficient productive capacity to attain our 2016 annual production target of 200 mmcfe/d.

Key operational results during the fourth quarter of 2015 and for calendar 2015 are indicated below:

	Q4 2015	2015
Production (mmcfe/d)	155	141
Royalties %	4.1%	4.4%
Operating Cost ($/mcfe)	$0.35	$0.36
Total Cash Cost ($/mcfe) (1)	$0.77	$0.82
Capital Expenditures ($ millions)	$28	$165
Total Debt including working capital ($ millions)	$294	$294
Funds from Operations ($ millions)	$32	$124

(1)	Total cash cost includes royalties, operating cost, general and administrative expense, and finance expense.

Hedging Update

Advantage increased its hedging positions for 2017 and Q1 2018.  A summary of the hedge positions are included below:

	% of net Forecasted Production	Average AECO Cdn $/Mcf
2016	52%	$3.62/mcf
2017	22%	$3.31/mcf
Q1 2018	26%	$3.17/mcf

Looking Forward

The 2015 reserve report demonstrates another year of highly efficient reserve additions at Glacier reaffirming the exceptional quality of our Montney asset and reflecting the continuing operational achievements that have been realized.  Advantage remains highly focused on maintaining operational and financial flexibility in conjunction with growth plans that generate profitability during lower commodity price cycles while preserving the significant future upside value in our assets.  We look forward to reporting on our progress through 2016.

RESERVE SUMMARY TABLES

Company Gross (before royalties) Working Interest Reserves
Summary as at December 31, 2015

	Light & Medium Oil (mbbl)	Natural Gas Liquids (mbbl)	Conventional Natural Gas (mmcf)	Total Oil Equivalent (mboe)
Proved
Developing Producing	9	2,496	287,183	50,369
Developed Non-producing	-	913	43,164	8,107
Undeveloped	-	8,689	876,137	154,712
Total Proved	9	12,097	1,206,484	213,187
Probable	3	8,024	624,800	112,160
Total Proved + Probable	12	20,121	1,831,284	325,347

(1)	Tables may not add due to rounding.

Company Net Present Value of Future Net Revenue using Sproule price and cost forecasts (1)(2)(3)
($000)

	Before Income Taxes Discounted at
	0%	10%	15%
Proved
Developed Producing	742,984	508,466	433,824
Developed Non-producing	154,300	93,084	77,262
Undeveloped	2,275,829	613,326	336,331

Total Proved	3,173,112	1,214,876	847,417

Probable	2,476,139	820,548	558,203

Total Proved + Probable	5,649,252	2,035,424	1,405,620

(1)	Advantage's light, medium and heavy oil, conventional natural gas and natural gas liquid reserves were evaluated using Sproule's product price forecast effective December 31, 2015 prior to the provision for income taxes, interests, debt services charges and general and administrative expenses. It should not be assumed that the discounted future net revenue estimated by Sproule represents the fair market value of the reserves.
(2)	Assumes that development of Glacier will occur, without regard to the likely availability to the Corporation of funding required for that development.
(3)	Future Net Revenue incorporates Managements' estimates of required abandonment and reclamation costs, including expected timing such costs will be incurred, associated with all wells, facilities and infrastructure. No abandonment and reclamation costs have been excluded.
(4)	Tables may not add due to rounding.

Sproule Price Forecasts

The present value of future net revenue at December 31, 2015 was based upon natural gas and natural gas liquids pricing assumptions prepared by Sproule effective December 31, 2015. These forecasts are adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts. The price assumptions used over the next seven years are summarized in the table below:

Year	Alberta AECO-C Natural Gas ($Cdn/mmbtu)	Henry Hub Natural Gas ($US/mmbtu)	Edmonton Propane ($Cdn/bbl)	Edmonton Butane ($Cdn/bbl)	Edmonton Pentanes Plus ($Cdn/bbl)	Exchange Rate ($US/$Cdn)
2016	2.25	2.25	9.09	39.09	59.10	0.75
2017	2.95	3.00	13.64	51.43	73.88	0.80
2018	3.42	3.50	25.84	58.46	83.98	0.83
2019	3.91	4.00	35.35	66.64	95.73	0.85
2020	4.20	4.25	42.30	68.35	98.19	0.85
2021	4.28	4.31	42.94	69.38	99.66	0.85
2022	4.35	4.38	43.58	70.42	101.16	0.85

Company Gross (before royalties) Working Interest Reserves Reconciliation (1):

Proved	Light & Medium Oil (mbbl)	Natural Gas Liquids (mbbl)	Conventional Natural Gas (mmcf)	Total Oil Equivalent (mboe)
Opening balance Dec. 31, 2014	4.9	8,442	1,101,700	192,063
Extensions	-	160	3,234	699
Infill Drilling	-	1,901	83,102	15,751
Improved recovery	-	-	-	-
Technical revisions	5.2	1,753	83,996	15,758
Discoveries	-	-	-	-
Acquisitions	-	-	-	-
Dispositions	-	-	-	-
Economic factors	(0.1)	(101)	(14,482)	(2,515)
Production	(0.6)	(57)	(51,066)	(8,569)

Closing balance at Dec. 31, 2015	9.4	12,097	1,206,484	213,187

Proved + Probable	Light & Medium Oil (mbbl)	Natural Gas Liquids (mbbl)	Conventional Natural Gas (mmcf)	Total Oil Equivalent (mboe)
Opening balance Dec. 31, 2014	6.8	15,682	1,709,216	300,558
Extensions	-	478	13,795	2,778
Infill Drilling	-	2,835	133,044	25,009
Improved recovery	-	-	-	-
Technical revisions	6.1	1,314	45,963	8,980
Discoveries	-	-	-	-
Acquisitions	-	-	-	-
Dispositions	-	-	-	-
Economic factors	(0.1)	(130)	(19,668)	(3,408)
Production	(0.6)	(57)	(51,066)	(8,569)

Closing balance at Dec. 31, 2015	12.2	20,121	1,831,284	325,347

(1)	Technical revisions accounted for 53% of the total proved additions and 27% of the total proved + probable additions. Percentage of each category calculated by dividing the technical revisions in the category by the total reserve additions in the same category before production.
(2)	Tables may not add due to rounding.

Company Finding & Development Costs ("F&D")

Company 2015 F&D Costs – Gross (before royalties) Working Interest Reserves including Future Development Capital - NI 51-101 (1)(2)(3)(4)

	Proved	Proved + Probable
Capital expenditures ($000)	164,983	164,983
Net change in Future Development Capital ($000)	(9,895)	(9,948)
Total capital ($000)	155,088	155,035

Total mboe, end of year	213,187	325,347
Total mboe, beginning of year	192,063	300,558
Production, mboe	8,569	8,569
Reserve additions, mboe	29,693	33,358

2015 F&D costs ($/boe)	$5.22	$4.65
2014 F&D costs ($/boe)	$9.76	$6.17
Three-year average F&D costs ($/boe)	$8.37	$6.63

(1)	F&D costs are calculated by dividing total capital by reserve additions during the applicable period. Total capital includes both capital expenditures incurred and changes in FDC required to bring the proved undeveloped and probable reserves to production during the applicable period. Reserve additions is calculated as the change in reserves from the beginning to the ending of the applicable period excluding production.
(2)	The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated FDC generally will not reflect total finding and development costs related to reserves additions for that year. Changes in forecast FDC occur annually as a result of development activities, acquisition and disposition activities and capital cost estimates that reflect Sproule's best estimate of what it will cost to bring the proved undeveloped and probable reserves on production.
(3)	Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.
(4)	The change in FDC results primarily from on average $433,000 lower capital costs per booked location offset by higher capital inflation costs for three years (4%/year), additional booked locations and additional facility capital in 2018.

Advisory
The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "guidance", "believe", "would" and similar expressions and include statements relating to, among other things, Advantage's capital budget for 2016, including anticipated production growth, debt-to-cash flow ratio and anticipated capital expenditures for the 2015 through 2017 development plan; Advantage's anticipated future production from the Glacier Montney resource play and the expected timing thereof; the expected timing of release of Advantage's 2015 financial and operational results; estimated production from Advantage's wells and the timing of achievement thereof; estimated number of drilling locations and Advantage's belief that it's well inventory provides sufficient productive capacity to attain its 2016 annual production target; the expected capabilities of Advantage's gas plant, including processing capability; Advantage's estimated fourth quarter and full year 2015 financial and operating results including production, operating costs, total cash costs, capital expenditures, total debt including working capital, and funds from operations; anticipated increase to the availability of interruptible ("IT") service and the expected timing thereof; terms of the Corporation's hedging contracts; and Advantage's focus on maintaining operational and financial flexibility in conjunction with growth plans that generate profitability during lower commodity price cycles. In addition, statements relating to "reserves" are by their nature forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future. The recovery and reserve estimates of Advantage's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com ("SEDAR") and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information above and in its continuous disclosure filings on SEDAR in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this news release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This press release contains a number of oil and gas metrics, including F&D, recycle ratio, reserve replacement and reserve life index, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods.

The recovery and reserve estimates of reserves provided in this news release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein.

This press release discloses drilling locations in three categories: (i) proved locations; (ii) probable locations; and (iii) unbooked locations. Proved locations and probable locations are derived from the Corporation's most recent independent reserves evaluation as prepared by Sproule as of December 31, 2015 and account for drilling locations that have associated proved and/or probable reserves, as applicable. Unbooked locations are internal estimates based on the Corporation's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources. Unbooked locations have been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that the Corporation will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which we actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been derisked by drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

Certain financial and operating results included in this news release including production, operating costs, total cash costs, capital expenditures, total debt including working capital, and funds from operations are based on unaudited estimated results. These estimated results are subject to change upon completion of the Corporation's audited financial statements for the year ended December 31, 2015, and changes could be material. Advantage anticipates filing its audited financial statements and related management's discussion and analysis for the year ended December 31, 2015 on SEDAR on or before March 30, 2016.

The following abbreviations used in this press release have the meanings set forth below:

bbls	Barrels
boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
mcf	thousand cubic feet
mmcf	million cubic feet
mmcf/d	million cubic feet per day
mcfe	thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mmcfe	million cubic feet equivalent
mmcfe/d	million cubic feet equivalent per day

SOURCE Advantage Oil & Gas Ltd.

%CIK: 0001468079

For further information: Craig Blackwood, Vice President, Finance and Chief Financial Officer, (403) 718-8005, OR Investor Relations, Toll free: 1-866-393-0393; Advantage Oil & Gas Ltd., 300, 440 - 2nd Avenue SW, Calgary, Alberta T2P 5E9, Phone: (403) 718-8000, Fax: (403) 718-8332, Web Site: www.advantageog.com, E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 06:00e 16-FEB-16